August 2, 2013

VIA EDGAR SUBMISSION

Ms. Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 24, 2013
File No. 001-12518

Dear Ms. Blye:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Office of Global Security Risk (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 17, 2013 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander. The financial information contained herein has been provided for Santander and its subsidiaries on a consolidated basis (the “Group”) unless otherwise noted. I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.

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General

1.
In your letter to us dated October 29, 2010, you discussed your contacts with Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

Response
Cuba

Our contacts with, and financial services related to, Cuba are limited to the following:

Correspondent relationships:

Santander and other members of the Group have correspondent relationships with banks in many countries, including Cuba, for the purpose of carrying out commercial transactions on behalf of our customers. Correspondent relationships exist with the following Cuban banks: Banco de Crédito y Comercio, Banco Exterior de Cuba, Banco Financiero Internacional, S.A., Banco Internacional de Comercio S.A., Banco Popular de Ahorro and Banco Metropolitano S.A.

Financial assets:

As of March 31, 2013 (the latest date for which information is available), the Group had financial assets related to Cuba of €8,000 as compared to €41.2 million as of June 30, 2010.

Financial liabilities:

As of March 31, 2013, the Group had an aggregate of €12.4 million of current accounts, deposits and time deposits by Cuban nationals resident in Spain, the UK or Portugal (including €0.2 million in deposits related to the Cuban embassy in Madrid), which were primarily in Spain, as compared to €111.6 million as of June 30, 2010 (including €0.4 million in deposits related to the Cuban embassy in Madrid). In addition, the Group had €4.8 million of contingent liabilities related to Cuba as of March 31 2013, primarily in the form of lines of credit.

Sudan

Our contacts with, and financial services related to, Sudan are limited to the following:

Correspondent relationships:

Santander, through the Banesto branch network, maintains a correspondent banking relationship in Sudan with Sudanese French Bank for the purpose of supporting the commercial activity of its customers.

Financial assets:

As of March 31, 2013, the Group had financial assets related to Sudan of €102,000, primarily constituting loans to Sudanese nationals resident in Spain, the UK or Portugal, as compared to €6,000 as of June 30, 2010.

Financial liabilities:

As of March 31, 2013, the Group had financial liabilities related to Sudan of €368,000, primarily constituting deposits from Sudanese nationals resident in Spain, the UK or Portugal, as compared to €11,000 as of June 30, 2010. In addition, the Group had €6,000 of contingent liabilities related to Sudan.

Syria

Our contacts with, and financial services related to, Syria are limited to the following:

Correspondent relationships:

The Group does not maintain any correspondent banking relationships in Syria.

Financial assets:

As of March 31, 2013, the total amount of financial assets related to Syria was €141,000, primarily constituting loans to Syrian nationals resident in Spain, the UK or Portugal, as compared to €12,000 as of June 30, 2010.

Financial liabilities:

As of March 31, 2013, Syrian nationals resident in Spain, the UK or Portugal maintained current accounts, deposits and time deposits with the Group in an aggregate amount of €3.1 million (including €0.1 million in deposits related to the Syrian embassy in Madrid) as compared to €7.4 million as of June 30, 2010 (including €1.0 million in deposits related to the Syrian embassy in Madrid). In addition, the Group had €45,000 of contingent liabilities related to Syria.

We currently do not anticipate increasing materially our contacts with Cuba, Sudan or Syria, or the respective governments thereof.

2.
Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Response

We believe that our contacts with Cuba, Sudan and Syria are an entirely insignificant and non-material component of our business. In assessing the materiality of our contacts with these countries, both individually and in the aggregate, we have considered both quantitative and qualitative factors. For the reasons we describe below, we believe that our contacts with Cuba, Sudan and Syria are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our securityholders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in these countries upon our reputation and share value.

In quantitative terms, we believe that our contacts with these countries, individually and in the aggregate, are not material. In terms of our financial condition, as of March 31, 2013, the aggregate financial assets held by the Group related to these three countries represent less than 0.00004% of the consolidated financial assets of the Group, and the aggregate financial liabilities of the Group with these three countries represent less than 0.003% of the consolidated financial liabilities of the Group. In terms of our results of operations, we estimate that less than 0.01% and 0.01% of our net attributable income and less than 0.01% and 0.01% of our net interest income for 2012 and the three months ended March 31, 2013, respectively, were generated from our contacts with these countries.

Accordingly, these contacts have made no material contribution to our financial condition or results of operations, nor are they expected to have any material impact thereon in subsequent periods.

Further, we do not believe that any of our past or current contacts with these countries would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank such as ours to have correspondent banking relationships throughout the countries of the world with which the Spanish government maintains trade relations.

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In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34 91 289 33 92.

Very truly yours,
/s/ José Manuel de Araluce Larraz
José Manuel de Araluce Larraz Chief Compliance Officer

cc:	Mr. José Antonio Álvarez, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.
Mr. Nicholas A. Kronfeld, Davis Polk & Wardwell LLP
Ms. Carmen Barrasa, Deloitte, S.L.